Exhibit 99.112

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Vicinity Motor Corp. of our report dated March 30, 2021, relating to the consolidated financial statements of Vicinity Motor Corp. as at December 31, 2020 and 2019 and the years then ended, which appears in Exhibit 99.88 incorporated by reference in this Registration Statement.

We also consent to the incorporation by reference in this Registration Statement on Form 40-F of Vicinity Motor Corp. of our report dated April 28, 2020, relating to the consolidated financial statements of Vicinity Motor Corp. as at December 31, 2019 and 2018 and the years then ended, which appears in Exhibit 99.11 incorporated by reference in this Registration Statement.

We also consent to reference to us under the heading “Interests of Experts or Legal Matters and Interests of Experts,” which appears in Exhibits 99.93, 99.99, and 99.105 incorporated by reference in this Registration Statement on Form 40-F.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

May 13, 2021

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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